Annex A

**RECENT TRANSACTIONS BY THE REPORTING PERSON IN SHARES OF
SIXTH STREET LENDING PARTNERS**

Reporting Person	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Share
The Public Institution for Social Security	05/08/2026	Reinvestment of Dividends	259,631	$27.80